Exhibit 99.1

Sandstorm Gold Announces Financial Results for Q1, 2014

VANCOUVER, May 1, 2014 /CNW/ - Sandstorm Gold Ltd. ("Sandstorm" or the "Company") (NYSE MKT: SAND, TSX: SSL) has released its unaudited results for the first quarter ended March 31, 2014 (all figures in U.S. dollars).

FIRST QUARTER HIGHLIGHTS

•	Strong balance sheet with over $110 million in cash.
•	Revenue of $15.3 million.
•	Attributable Gold Equivalent ounces sold[1] of 11,966 ounces, which includes 1,849 of attributable gold ounces from our portfolio of royalties.
•	Average cash cost per ounce[1] of $355 resulting in cash operating margins[1] of $923 per ounce.
•	Operating cash flow of $9.2 million (excluding changes in non-cash working capital).
•	Net income of $3.8 million.
•	Exercised option to purchase an amount equal to 20% of the gold produced from the Santa Elena underground mine. In consideration and as complemented in the original purchase agreement, Sandstorm agreed to make an upfront payment of $10 million which represents approximately 20% of the upfront capital expenditures relating to gold production and will continue to make ongoing per ounce payments equal to $350 until 50,000 ounces of gold have been delivered to Sandstorm (inclusive of ounces already received from open-pit production), at which time the ongoing per ounce payments will increase to $450.

Sandstorm's President and CEO, Nolan Watson commented, "Most of the mines underlying Sandstorm's gold streams are in production and ramping up, which has helped to offset the effects of the current gold price environment that we find ourselves in." Watson continued, "We expect to see consistent production over the next few quarters and as we continue to add to our cash balance, our focus is to put that cash to use by acquiring new streams and royalties."

FINANCIAL RESULTS

Revenue and Gold Sales

Revenue was $15.3 million in the first quarter of 2014, generated from the sale of 11,966 attributable gold equivalent ounces. Revenue declined slightly compared with the comparable period in 2013, largely due to a 22% decrease in the average realized selling price of gold which was partially offset by a 27% increase in the number of attributable gold equivalent ounces sold.

Costs and Expenses

The average cash cost per attributable ounce was $355 during the period, resulting in a cash operating margin of $923 per ounce. Compared to the first quarter of 2013, the cash operating margin decreased by 26%, driven by a lower average realized gold price. The Company is on track to meet its cost reduction commitments, decreasing administrative expenses by $1.1 million and project evaluation by $0.4 million compared with the comparable period in 2013.

Earnings and Operating Cash Flow

For the three months ended March 31, 2014, net income and cash flow from operations were $3.8 million and $9.2 million (excluding changes in non-cash working capital), respectively, compared with a net loss and cash flow from operations of $17.6 million and $9.0 million (excluding changes in non-cash working capital) for the comparable period in 2013.

Balance Sheet

Total assets increased by $20.6 million from December 31, 2013 to March 31, 2014 primarily resulting from  operating cash flows and the exercise of warrants, which were partially offset by depletion expense. At the end of the first quarter, the Company had $111 million in cash and cash equivalents and working capital of $112.8 million. In addition, the Company has $100.0 million in available capital under its revolving bank debt facility.

STREAMS AND ROYALTIES

The Company's stream and royalty segments for the three months ended March 31, 2014 are summarized in the table below:

In $000s	Attributable ounces sold	Sales and royalty revenues	Cost of sales (excluding depletion)	Depletion	Income (loss) before taxes	Cash flow from operations
Aurizona	3,998	$5,056	$1,607	$473	$2,976	$895
Bachelor Lake	2,740	3,531	1,370	1,628	533	2,161
Black Fox	1,449	1,845	737	1,035	73	1,108
Ming	400	521	-	367	155	521
Santa Elena	1,530	1,979	535	931	513	1,444
Royalties	1,849	2,363	-	1,667	695	1,334
Corporate	-	-	-	-	(913)	(438)
Consolidated	11,966	$15,295	$4,249	$6,101	$4,032	$7,025

Attributable gold equivalent ounces sold were 11,966 in the quarter, an increase of 27% from the comparable period in 2013. The increase is largely attributable to increased production from Luna Gold Corp.'s ("Luna") Aurizona mine in Brazil ("Aurizona") and Metanor Resources Inc.'s ("Metanor") Bachelor Lake mine in Quebec ("Bachelor Lake"), partially offset by a decrease in production from Primero Mining Corp.'s Black Fox mine in Ontario.

Aurizona Mine

Sandstorm sold close to 4,000 ounces of attributable gold from Aurizona during the quarter representing a 23% increase from the first quarter of 2013. The increase is largely related to Luna's continued ramp up of operations and progress towards the Phase 1 Expansion. Luna is well capitalized as they closed a $20 million equity financing in February 2014, have $4.2 million in committed capital coming from Sandstorm for the Phase 1 Expansion project and subsequent to the end of the first quarter, Sandstorm advanced a $10 million loan to Luna as part of a previously announced $20 million loan commitment ($10 million was advanced in 2013).

Bachelor Lake Mine

Compared to the first quarter of 2013, an additional 1,261 gold ounces were sold from the Bachelor Lake Mine . The increase is primarily related to the mine recently reaching commercial production and the continued ramp up of operations. Metanor recently announced positive results from its underground drilling campaign at Bachelor Lake. The intention of the campaign is to increase the resources at the mine.

Black Fox Mine

Attributable gold ounces sold from the Black Fox Mine decreased by 35% compared to the first quarter of 2013. The decline is primarily driven from insufficient underground development resulting in lower production during the three months ended March 31, 2014. Primero, the new owner/operator of the mine, recently announced that it intends on spending over $40 million on capital projects and exploration activities at Black Fox in 2014. The objective is to increase underground production such that 120,000 ounces of gold are produced annually from the mine. Primero also intends on achieving a mining and processing target of approximately 1,000 tonnes of ore per day by the end of 2014.

OUTLOOK

Based on the existing gold streams and NSRs, attributable gold equivalent production for 2014 is forecasted to be between 40,000 to 50,000 attributable gold equivalent ounces, increasing to approximately 60,000 attributable gold equivalent ounces per annum by 2016. This growth is largely driven by the Company's portfolio of gold streams with mines, most of which are either currently producing or expected to commence production by 2015.

WEBCAST AND CONFERENCE CALL DETAILS

A conference call will be held on Friday, May 2, 2014 starting at 9:00am PDT to further discuss the first quarter results. To participate in the conference call use the following dial-in numbers:

Local/International: 647-788-4916
North American Toll-Free: 877-214-4966

It is recommended that participants dial in five minutes prior to the commencement of the conference call. To access an audio webcast of the conference call, use the following link: http://momentumstreaming.com/player/index.php?id=109048. The webcast will also be available on the Sandstorm website.

Sandstorm's Management's Discussion and Analysis (MD&A) and Financial Statements for the first quarter will be accessible on the Company's website and on SEDAR at www.sedar.com. The Company has also completed a Form 6-K filing with the SEC that will be accessible on EDGAR at www.sec.gov/edgar.shtml.  Shareholders can request a hard copy of the MD&A and Financial Statements by emailing info@sandstormltd.com.

Note 1: Sandstorm has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including average cash cost per ounce of gold and cash operating margin. Average cash cost per ounce of gold is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Cash operating margin is calculated by subtracting the average cash cost per ounce of gold from the average realized selling price per ounce of gold. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. The Company's royalty income is converted to an attributable gold equivalent ounce basis by dividing the royalty income for that period by the average realized gold price per ounce from the Company's gold streams for the same respective period. These Attributable Gold Equivalent ounces when combined with the gold ounces sold from the Company's Gold Streams equal total Attributable Gold Equivalent ounces sold.  The Company has also used the non-IFRS measure of Operating cash flows excluding changes in non-cash working capital.  This measure is calculated by adding back the decrease in changes in non-cash working capital to Cash generated by operating activities.  The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives a gold streaming agreement. This agreement gives Sandstorm the right to purchase a percentage of the gold produced from a mine, for the life of the mine, at a fixed price per ounce. Sandstorm has acquired a portfolio of eight gold streams and twenty-seven gold royalties, thirteen of which are producing gold. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams.

Sandstorm is focused on low cost operations with excellent exploration potential and strong management teams. Sandstorm has completed gold stream agreements with Entrée Gold Inc., Luna Gold Corp., Metanor Resources Inc., Mutiny Gold Ltd., Primero Mining Corp., Rambler Metals and Mining plc., Santa Fe Gold Corp., and SilverCrest Mines Inc.

For more information visit: www.sandstormgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Ltd. ("Sandstorm"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production.  Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans", or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions,  the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled "Risks to Sandstorm"  in Sandstorm's annual report for the financial year ended December 31, 2013 available at www.sedar.com.  Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

Expressed in U.S. dollars ($000s)	March 31, 2014	December 31, 2013
ASSETS
Current
Cash and cash equivalents	$110,964	$98,936
Trade receivables and other	5,304	2,625
	$116,268	$101,561
Non-current
Mineral interests and royalties	240,804	237,940
Investments	13,652	12,989
Deferred financing costs	1,506	1,631
Loan receivable	10,607	10,302
Deferred income tax assets	14,412	14,414
Receivables and other	3,050	866
Total assets	$400,299	$379,703

LIABILITIES
Current
Trade and other payables	$2,368	$2,306
Common share purchase warrants - Premier Royalty	1,085	1,127
	$3,453	$3,433
Non-current
Deferred income tax liability	5,837	6,134
	$9,290	$9,567

EQUITY
Share capital	$406,636	$383,082
Reserves	24,100	28,188
Deficit	(25,593)	(29,385)
Accumulated other comprehensive loss	(14,134)	(11,749)
	$391,009	$370,136
Total liabilities and equity	$400,299	$379,703

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME (LOSS)

Expressed in U.S. dollars ($000s)
	Three Months Ended March 31, 2014	Three Months Ended March 31, 2013
Sales	$12,932	$14,031
Royalty revenue	2,363	1,333
	$15,295	$15,364

Cost of sales, excluding depletion	4,249	3,667
Depletion	6,101	4,877
Total cost of sales	$10,350	$8,544

Gross profit	4,945	6,820

Expenses and other (income)
Administration expenses [1]	1,849	2,945
Project evaluation	153	578
Foreign exchange (gain) loss	(984)	194
Loss on revaluation of investments	89	883
Finance income	(538)	(298)
Finance expense	344	316
Other expenses	-	221
Goodwill impairment	-	19,897
Income (loss) before taxes	$4,032	$(17,916)

Income tax expense (recovery)	240	(295)
Net income (loss) for the period	$3,792	$(17,621)

Net income (loss) attributable to
Shareholders of Sandstorm Gold Ltd.	3,792	(17,468)
Non-controlling interests	-	(153)
Net income (loss) for the period	3,792	(17,621)

Basic earnings (loss) per share	$0.04	$(0.19)
Diluted earnings (loss) per share	$0.03	$(0.19)

Weighted average number of common shares outstanding
Basic	103,031,612	90,503,390
Diluted	110,861,098	90,503,390
[1] Equity settled stock based compensation (a non-cash item) is included in administration expenses.	421	1,148

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Expressed in U.S. dollars ($000s)
	Three Months Ended March 31, 2014	Three Months Ended March 31, 2013
Net income (loss) for the period	$3,792	$(17,621)

Other comprehensive (loss) income for the period
Items that may subsequently be reclassified to net income (loss):
Currency translation differences	(3,133)	(1,316)
Items that will not subsequently be reclassified to net income (loss):	-
Unrealized gain (loss) on investments	748	(2,922)
Total other comprehensive loss for the period	(2,385)	(4,238)
Total comprehensive income (loss) for the period	$1,407	$(21,859)

Total other comprehensive loss attributable to:
Shareholders of Sandstorm Gold Ltd.	(2,385)	(4,072)
Non-controlling interests	-	(166)
	$(2,385)	$(4,238)

Total comprehensive income (loss) attributable to:
Shareholders of Sandstorm Gold Ltd.	1,407	(21,540)
Non-controlling interests	-	(319)
Total comprehensive income (loss) for the period	$1,407	$(21,859)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

Expressed in U.S. dollars ($000s)
Cash flow from (used in):	Three Months Ended March 31, 2014	Three Months Ended March 31, 2013
Operating activities
Net income (loss) for the period	$3,792	$(17,621)
Items not affecting cash:
» Goodwill impairment	-	19,897
» Depletion and depreciation and financing amortization	6,280	5,071
» Deferred income tax recovery	(88)	(610)
» Share-based payment	421	1,148
» Loss on revaluation of investments	84	894
» Unrealized foreign exchange (gain) loss	(986)	265
» Interest on loan receivable	(305)	-
Changes in non-cash working capital	(2,173)	(2,081)
	$7,025	$6,963
Investing activities
Acquisition of mineral interests and royalties	(11,151)	(54,222)
Acquisition of investments and other assets	-	(14,831)
Funds received from promissory note	-	15,000
Loan issuance	(2,232)	-
Proceeds on disposal of investments	-	339
Acquisition of Premier Royalty, net of cash acquired of $39.9M	-	14,099
	$(13,383)	$(39,615)
Financing activities
Proceeds on exercise of warrants and options	19,046	4,199
Share issue costs	-	(117)
Deferred financing costs	(8)	(1,227)
	$19,038	$2,855
Effect of exchange rate changes on cash	(652)	(645)
Net increase (decrease) in cash and cash equivalents	$12,028	$(30,442)
Cash and cash equivalents - beginning of the period	98,936	127,359
Cash and cash equivalents - end of the period	$110,964	$96,917

Cash and cash equivalents, at the end of period
Cash at bank	$50,242	$44,274
Short-term deposit	$60,722	$52,643

SOURCE Sandstorm Gold Ltd.

CIK: 0001434614

For further information:

Sandstorm Gold Ltd.
Erfan Kazemi, Chief Financial Officer
(604) 689-0234

Denver Harris, Investor Relations Contact
(604) 628-1178

CO: Sandstorm Gold Ltd.

CNW 19:23e 01-MAY-14